SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Amendment No. 1
                                       to
                                   Schedule TO


            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           Mitel Networks Corporation
         (Name of Subject Company (issuer) and Filing Person (offeror))

               Options to Purchase Common Shares without Par Value
                         (Title of Class of Securities)

                                       N/A
                (CUSIP Number of Class of Underlying Securities)

                                  Ed Silberhorn
                  U.S. General Counsel and Corporate Secretary
                           Mitel Networks Corporation
                                350 Legget Drive
                         Ottawa, Ontario, Canada K2K 2W7
                                 (613) 592-2122
   (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   Copies to:

                             Denise M. Tormey, Esq.
                              Stephen E. Fox, Esq.
                        Sonnenschein Nath & Rosenthal LLP
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 768-6700

                            Calculation of Filing Fee

--------------------------------------------------------------------------------
   Transaction valuation(1)                          Amount of filing fee(2)
--------------------------------------------------------------------------------
        $10,858,604                                            $879
--------------------------------------------------------------------------------

----------
(1) Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 13,101,574 shares of common stock of Mitel Networks Corporation having an aggregate value of $10,858,604 as of December 19, 2003 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model.


(2) The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction. The filing fee was paid in connection with the previous filing of this Schedule TO.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.

Form of Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|   third-party tender offer subject to Rule 14d-1.

|X|   issuer tender offer subject to Rule 13e-4.

|_|   going-private transaction subject to Rule 13e-3.

|_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by Mitel Networks Corporation, a Canadian corporation (the "Company"), relating to the offer (the "Offer") by the Company to exchange certain outstanding employee options to purchase its common shares, upon the terms and subject to the conditions set forth in the Offer to Exchange dated December 23, 2003 (the "Offer to Exchange"), a copy of which was attached as Exhibit (a)(1) to the Tender Offer Statement, as amended hereby.


Item 1. Summary Term Sheet.


      The information set forth under "Summary of Terms" in the Offer to Exchange is incorporated herein by reference.

      The first sentence of the first paragraph under Question 2 of the Summary of Terms in the Offer to Exchange is hereby deleted in its entirety and replaced with the following:

            The fair market value of our common shares ($2.00 per share as of December 9, 2003, the last time our Board determined such value) is materially lower than the exercise prices of most of our outstanding options, whether or not they are currently vested. This reduces the value of our outstanding options as a means to develop the interest of and provide an incentive to our employees in our growth and development.


Item 2. Subject Company Information.


      (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Shares") is incorporated herein by reference. No trading market exists for the options eligible for exchange.

      The description of the terms of the Offer set forth in the Offer to Exchange under the heading "The Offer-Price Range of Common Shares" is hereby amended by adding the following new paragraph at the end thereof:

            Since our common shares are not listed or traded on any national securities exchange or quoted on The Nasdaq Stock Market, our Board of Directors determines the fair market value of our common shares from time to time using valuation methods applicable to securities for which there is no established trading market or readily ascertainable market value. We normally determine the fair market value of our common shares on a quarterly basis in connection with the grant of employee stock options. Our Board of Directors last determined the fair market value of the common shares to be $2.00 per share in December 2003.

            Our valuation methods include analyses of the quoted market prices of securities of comparable companies with publicly traded



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


            shares and other valuation criteria such as the prices at which we have recently sold our common shares to, or received offers to purchase our common shares by, third parties in negotiated arms-length transactions. Any such valuation would also take into consideration any appropriate discount based on the restricted nature of our common shares and the absence of a public trading market, as well as our financial performance since the last determination of fair market value. These valuation methodologies will be utilized in determining the fair market value of our common shares in connection with the grant of new options.

Item 4. Terms of the Transaction.

      (a) The information set forth in the Offer to Exchange under Section 1 ("Purpose of the Offer"), Section 2 ("Eligibility"), Section 3 ("Number of Options"), Section 4 ("Procedures for Participating in the Offer"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 7 ("Conditions to the Offer"), Section 9 ("Consideration; Terms of New Options"),
Section 12 ("Accounting Consequences of the Offer") and Section 14 ("Material Tax Consequences") is incorporated herein by reference.

      The description of the terms of the Offer set forth in the Offer to Exchange in the first sentence of the second paragraph under the heading "The Offer-Purpose of the Offer" is hereby deleted in its entirety and replaced with the following:

            The fair market value of our common shares ($2.00 per share as of December 9, 2003, the last time our Board determined such value) is materially lower than the exercise prices of most of our outstanding options, whether or not they are currently vested. This reduces the value of our outstanding options as a means to develop the interest of and provide an incentive to our employees in our growth and development.

      The description of the terms of the Offer set forth in the Offer to Exchange in the first paragraph under the heading "The Offer-Conditions of the Offer" is hereby deleted in its entirety and replaced with the following:

            Notwithstanding any other provision of the offer, we will not be required to accept any options tendered for exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) of the Securities Exchange Act of 1934, if at any time on or after the commencement of the offer and before the expiration of the offer, any of the following events has occurred:

      The description of the terms of the Offer set forth in the Offer to Exchange in subparagraphs (a) and (b) under the heading "The Offer-Conditions of the Offer" is hereby deleted in its entirety and replaced with the following:



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


                  (a) There shall have been  instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates to the offer or that will materially and adversely affect our business, condition (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business.

                  (b) there  shall  have been any action  pending  or taken,  or approval withheld, or any statute, rule, regulation, judgment, order or injunction sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us, by any court or any authority, agency or tribunal that, in our reasonable judgment, will:

                  o make the acceptance for exchange of, or issuance of new options for, some or all of the tendered options illegal or otherwise restrict or prohibit consummation of the offer or otherwise relates to the offer;

                  o delay or restrict our ability, or render us unable, to accept for exchange, or grant new options for, some or all of the tendered options; or

                  o materially and adversely affect our business, condition, (financial or other), income, operations or prospects, or otherwise materially impair in any way the contemplated future conduct of our business.

      The description of the terms of the Offer set forth in the Offer to Exchange in the fourth bullet of subparagraph (c) under the heading "The Offer-Conditions of the Offer" is hereby deleted in its entirety and replaced with the following:

            o the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, Canada, the United Kingdom or any other jurisdiction in which we do business, whether or not mandatory;

            o the commencement of a war, terrorist act, armed hostilities or other international or national crisis directly or indirectly involving the United States, Canada, the United Kingdom or any other jurisdiction in which we do business;

            o any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment will affect, the extension of credit by banks or other lending institutions in the United States, Canada, the United Kingdom or any other jurisdiction in which we do business;

            o any decrease of 20% or more in the fair market value of the common shares or any change in the general political, market, economic or financial conditions in the United States, Canada, the United Kingdom or any other jurisdiction in which we do business, that will, in our reasonable judgment, have a material adverse effect on our business, condition (financial or other), operations or prospects;

            o any change in the general political, market, economic or financial conditions in the United States, Canada, the United Kingdom or any other jurisdiction in which we do business, that could have a material adverse effect on our business, condition (financial or other), operations or prospects or that, in our reasonable judgment, makes it inadvisable to proceed with the offer;

      The description of the terms of the Offer set forth in subparagraph (f) under the heading "The Offer-Conditions of the Offer" is hereby deleted in its entirety.


      (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.


      The description of the terms of the Offer set forth in the Offer to Exchange under the heading "The Offer-Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Shares" is hereby amended by adding the following new paragraphs after the table thereof:

            We have been informed that each of the above listed eligible officers and directors presently intends to participate in the Offer and tender all of his or her eligible options in exchange for new options. None of such officers and directors, however, has made a binding commitment to such effect.

            Except for options held by Messrs. Butcher and Smith, the weighted average exercise price of the options held by each of the above officers and directors is $2.75 per share. The weighted average exercise price of the options held by each of Messrs. Butcher and Smith is $3.50 per share. The weighted average exercise price of all of the above-listed options is $3.42 per share.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.


      (e) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.


      The description of the terms of the Offer set forth in the Offer to Exchange under the heading "The Offer-Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Shares" is hereby amended by adding the following new paragraphs after the table thereof:

            We have been informed that each of the above listed eligible officers and directors presently intends to participate in the Offer and tender all of his or her eligible options in exchange for new options. None of such officers and directors, however, has made a binding commitment to such effect.

            Except for options held by Messrs. Butcher and Smith, the weighted average exercise price of the options held by each of the above officers and directors is $2.75 per share. The weighted average exercise price of the options held by each of Messrs. Butcher and Smith is $3.50 per share. The weighted average exercise price of all of the above-listed options is $3.42 per share.

Item 6. Purposes of the Transaction and Plans or Proposals.

      (c) The information set forth in the Offer to Exchange under Section 8 ("Price Range of Common Shares") is incorporated herein by reference.

      The description of the terms of the terms of the Offer set forth in the Offer to Exchange under the heading "The Offer-Price Range of Common Shares" is hereby amended by adding the following new paragraph at the end thereof:

            Since our common shares are not listed or traded on any national securities exchange or quoted on The Nasdaq Stock Market, our Board of Directors determines the fair market value of our common shares from time to time using valuation methods applicable to securities for which there is no established trading market or readily ascertainable market value. We normally determine the fair market value of our common shares on a quarterly basis in connection with the grant of employee stock options. Our Board of Directors last determined the fair market value of the common shares to be $2.00 per share in December 2003.

            Our valuation methods include analyses of the quoted market prices of securities of comparable companies with publicly traded shares and other valuation criteria such as the prices at which we have recently sold our common shares to, or received offers to purchase our common shares by, third parties in negotiated arms-length transactions. Any such valuation would also take into consideration any appropriate discount based on the restricted nature of our common shares and the absence of a public trading market, as well as our financial performance since the last determination of fair market value. These valuation methodologies will be utilized in determining the fair market value of our common shares in connection with the grant of new options.

Item 8. Interest in Securities of the Subject Company.

      (a) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

      The description of the terms of the Offer set forth in the Offer to Exchange under the heading "The Offer-Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Shares" is hereby amended by adding the following new paragraphs after the table thereof:

            We have been informed that each of the above listed eligible officers and directors presently intends to participate in the Offer and tender all of his or her eligible options in exchange for new options. None of such officers and directors, however, has made a binding commitment to such effect.

            Except for options held by Messrs. Butcher and Smith, the weighted average exercise price of the options held by each of the above officers and directors is $2.75 per share. The weighted average exercise price of the options held by each of Messrs. Butcher and Smith is $3.50 per share. The weighted average exercise price of all of the above-listed options is $3.42 per share.

      (b) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") is incorporated herein by reference.

      The description of the terms of the Offer set forth in the Offer to Exchange under the heading "The Offer-Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Shares" is hereby amended by adding the following new paragraphs after the table thereof:

            We have been informed that each of the above listed eligible officers and directors presently intends to participate in the Offer and tender all of his or her eligible options in exchange for new options. None of such officers and directors, however, has made a binding commitment to such effect.

            Except for options held by Messrs. Butcher and Smith, the weighted average exercise price of the options held by each of the above officers and directors is $2.75 per share. The weighted average exercise price of the options held by each of Messrs. Butcher and Smith is $3.50 per share. The weighted average exercise price of all of the above-listed options is $3.42 per share.

Item 11. Additional Information.

      (c) The information set forth in the Offer to Exchange under Section 11 ("Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Shares") and Section 13 ("Legal Matters; Regulatory Approval") is incorporated herein by reference.

      The description of the terms of the Offer set forth in the Offer to Exchange under the heading "The Offer-Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Options and Our Common Shares" is hereby amended by adding the following new paragraphs after the table thereof:

            We have been informed that each of the above listed eligible officers and directors presently intends to participate in the Offer and tender all of his or her eligible options in exchange for new options. None of such officers and directors, however, has made a binding commitment to such effect.

            Except for options held by Messrs. Butcher and Smith, the weighted average exercise price of the options held by each of the above officers and directors is $2.75 per share. The weighted average exercise price of the options held by each of Messrs. Butcher and Smith is $3.50 per share. The weighted average exercise price of all of the above-listed options is $3.42 per share.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Mitel Networks Corporation

                                          By: /s/ Donald W. Smith
                                              ----------------------------------
                                                Name:  Donald W. Smith
                                                Title: Chief Executive Officer


Date: January 9, 2004





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